VIA UPS AND EDGAR

September 30, 2011

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C.  20549

Attn: Mr. James B. Rosenberg

Re:	The Phoenix Companies, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2010
Filed March 8, 2011
File No. 001-16517

Dear Mr. Rosenberg,

This letter is in response to your correspondence to Peter Hofmann dated September 23, 2011 concerning The Phoenix Companies, Inc.’s Form 10-K for the year ended December 31, 2010.  As discussed in my telephone conversation this afternoon with Tabatha Akins of your office, we respectfully request a ten business day extension of the original due date in order to allow us to prepare a comprehensive response to the Staff’s comments.  We anticipate our response will be submitted to your office no later than October 21, 2011.

Sincerely,

/s/ Michael E. Hanrahan

Michael E. Hanrahan
Vice President and Chief Accounting Officer